

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2011

National Corporate Research, Ltd.
10 East 40th Street, 10th Floor
New York, New York 10016

> **Re:** **BCD Semiconductor Manufacturing Limited**
> **Amended Registration Statement on Form F-1**
> **Filed January 10, 2010**
> **File No. 333-171539**

Ladies and Gentlemen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Third-Party Data, page 4

1.   It appears this section disclaims the accuracy of certain information contained in the prospectus. Please revise or advise.

Principal and Selling Shareholders, page 115

2.   Please amend your filing promptly to include the identities of the natural persons possessing voting or investment control over the shares held by JAFCO Asia Technology Fund.

Exhibit 99.1

3.   We note your revisions in response to prior comment 8. It appears that you continue to include opinions based upon knowledge after due inquiry or information "known" to

counsel. As an example, please refer to opinion 3. Also, the basis for counsel's opinions regarding the "PRC Agreements" remains unclear. Given the broad definition of "PRC Agreements", clarify how counsel determined that it reviewed all such agreements. In this regard, please explain in detail the scope of counsel's review and why you believe, based on such review, it is appropriate to include each opinion.

4. We note that section 17 of the opinion indicates that certain statements included in the registration statement fairly present or summarize PRC laws. Your disclosure regarding PRC laws should describe all material aspects of these laws, not merely present or summarize them. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh-Ann Schultz at (202) 551-3628 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile):   Carmen Chang, Esq.
                       Richard A. Kline, Esq.